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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ---------------

                               AMENDMENT NO. 4 TO
                                 SCHEDULE 14D-9


                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                           TRIDENT INTERNATIONAL, INC.
                            (Name of Subject Company)


                           TRIDENT INTERNATIONAL, INC.
                      (Name of Person(s) Filing Statement)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)


                                   895934 10 7
                      -------------------------------------
                      (CUSIP Number of Class of Securities)


                                ELAINE A. PULLEN
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           TRIDENT INTERNATIONAL, INC.
                                1114 FEDERAL ROAD
                       BROOKFIELD, CONNECTICUT 06804-1140
                                 (203) 740-9333
  (Name and Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)


                                 WITH COPIES TO:


                             JOHN J. EGAN III, P.C.
                           JOSEPH L. JOHNSON III, P.C.
                           GOODWIN, PROCTER & HOAR LLP
                                 EXCHANGE PLACE
                        BOSTON, MASSACHUSETTS 02109-2881
                                 (617) 570-1000



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     This Amendment No. 4 to Schedule 14D-9 amends the Solicitation/
Recommendation Statement on Schedule 14D-9 originally filed by Trident International, Inc. (the "Company") on January 13, 1999 relating to the tender offer by ITW Acquisition Inc. (the "Purchaser"), a Delaware corporation and wholly owned subsidiary of Illinois Tool Works Inc. (the "Parent"), for all the outstanding shares of common stock, par value $.01 per share (the "Shares"), of the Company, at $16.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 13, 1999 and the related Letter of Transmittal (which together constitute the "Offer"). The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-9. Except as otherwise indicated herein, the information set forth in the Schedule 14D-9 remains unchanged and all capitalized terms used herein shall have the respective meanings ascribed to them in the Schedule 14D-9.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

     Item 8 is hereby amended and supplemented to add the following:

     The Offer expired in accordance with its terms at 12:00 midnight, New York City time, on February 10, 1999. On February 11, 1999, the Depositary certified that 6,341,414 Shares had been validly tendered and not withdrawn, including 146,817 Shares tendered pursuant to guaranteed delivery procedures. At such time the Purchaser accepted all validly tendered shares for payment in the Offer (including shares subject to guaranteed delivery procedures). The Company has been informed that the Purchaser has accepted for payment, and has notified the Depositary to promptly pay for, the tendered and accepted Shares at the purchase price of $16.50 per Share in cash.

     The Purchaser intends to merge itself with and into the Company (the "Merger"). The Merger is expected to occur on Wednesday, February 17, 1999. As a result of the Merger, the Company will become a wholly owned subsidiary of Illinois Tool Works Inc. and each outstanding Share (other than Shares held in the treasury of the Company, Shares owned by the Parent, the Purchaser or any other direct or indirect wholly owned subsidiary of the Parent or the Company, and Shares, if any, owned by stockholders who choose to dissent and demand appraisal of their Shares in accordance with the Delaware General Corporation
Law) shall be canceled, extinguished and converted into the right to receive $16.50 per Share in cash, without interest, less any applicable federal withholding taxes.

     The consummation of the Offer was publicly announced in a press release issued by Parent on February 11, 1999, a copy of which is filed as exhibit
(13) hereto and incorporated by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     Item (9) is hereby amended and supplemented to add the following:

     Exhibit 13 Press Release issued by Illinois Tool Works Inc. on February 11,1999




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                                   SIGNATURES



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






Date: February 11, 1999



                                          TRIDENT INTERNATIONAL, INC.



                                          By: /s/ J. Leo Gagne
                                          ------------------------------
                                          Name: J. Leo Gagne
                                          Title: Vice President and
                                                 Chief Financial Officer






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                                INDEX TO EXHIBITS




Exhibit No.       Exhibit
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
    13            Press Release issued by Illinois Tool Works Inc. on
                  February 11, 1999.
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